Filed by Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

October 27, 2017

26-Oct-2017

Praxair, Inc. (PX)

Q3 2017 Earnings Call

Total Pages: 18
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Praxair, Inc. (PX)

Q3 2017 Earnings Call

CORPORATE PARTICIPANTS

Juan Pelaez	Matthew J. White
Director, Investor Relations, Praxair, Inc.	Chief Financial Officer & Senior Vice President, Praxair, Inc.

Stephen F. Angel
Chairman, President & Chief Executive Officer, Praxair, Inc.

OTHER PARTICIPANTS

Vincent Stephen Andrews	Patrick Lambert
Analyst, Morgan Stanley & Co. LLC	Analyst, Raymond James Financial International Ltd.

Laurence Alexander	John Roberts
Analyst, Jefferies LLC	Analyst, UBS Securities LLC

Michael J. Sison	Matthew DeYoe
Analyst, KeyBanc Capital Markets, Inc.	Analyst, Vertical Research Partners LLC

Jeffrey J. Zekauskas	James Sheehan
Analyst, JPMorgan Securities LLC	Analyst, SunTrust Robinson Humphrey, Inc.

P.J. Juvekar	Donald David Carson
Analyst, Citigroup Global Markets, Inc.	Analyst, Susquehanna Financial Group LLLP

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the third quarter 2017 Praxair earnings conference call. At this time, all participants are in a listen-only mode. Later we’ll conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, this call is being recorded. I would now like to introduce your host for today’s conference, Juan Pelaez, Director of Investor Relations. Sir, you may begin.

Juan Pelaez

Director, Investor Relations, Praxair, Inc.

Thanks, Skyler. Good morning and thank you for attending our third quarter earnings call and webcast. I am joined this morning by Steve Angel, Chairman and Chief Executive Officer; Matt White, Senior Vice President and Chief Financial Officer; and Kelcey Hoyt, Vice President and Controller.

Today’s presentation materials are available on our website at praxair.com in the investor section. Please read the forward-looking statement disclosure on page 2 of the slides and note that it applies to all statements made during this teleconference. In addition, please note that year-over-year and sequential comparisons excludes merger-related and other costs. The reconciliations to the U.S. GAAP reported numbers are in the appendix of this presentation and the press release. Let me turn the call over to Steve.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Stephen F. Angel

Chairman, President & Chief Executive Officer, Praxair, Inc.

Thanks Juan and good morning, everyone. By all accounts, our third quarter performance was quite strong. Both sales and operating profit grew 8% over prior year, and we delivered record free cash flow, all while operating safely and reliably. Furthermore, we achieved these results despite significant challenges from three hurricanes and the Mexican earthquakes. Thankfully, all of our employees are safe and accounted for. In fact, they performed very admirably during these extremely difficult situations.

Despite many of our employees having damage to their own personal property, they continued to support delivery of critical gases for those who are most in need. We are taking actions to help our employees and customers get back to a normal routine, but until then I’d like to personally extend my appreciation for the entire Praxair team’s hard work and dedication.

For the call today, I will walk through some of the key trends we are seeing around the world and provide a brief update on the proposed business combination with Linde. Matt will then walk through the numbers and guidance in more detail, after which we can take your questions. I’ll start with slide 4 which provides key global trends by operating segment. As you know, North America is our largest segment at 52% of sales. Sales are up 6% driven by strong volume and pricing across every end market we serve. Volume strength in metals and electronics led the way with healthy production rates from our customers, while the resilient markets of food, beverage and healthcare continue growing mid-single digits.

While we saw softer metals volumes at the start of the quarter, those trends reversed by late July. Key start-ups in chemicals and downstream energy also helped lift volumes as we are enjoying returns of the start-ups of prior backlog investments in Canada and the U.S.

All three supply modes of onsite, merchant and packaged grew with the most noticeable recovery occurring in our U.S. packaged business that has lapped some of the more difficult comps and is now growing mid-single digits for both gases and hard goods.

This growth was partially offset by the hurricane effects as Harvey temporarily disrupted our customers in Texas, and Maria has significantly impacted our market in Puerto Rico. Overall, we lost approximately $0.02 of EPS this quarter from Harvey. Although Harvey is largely behind us, we expect an additional negative $0.02 effect from Maria in Q4 due to the damaged infrastructure in Puerto Rico.

South America continues to be the most challenging region, now representing only 13% of total sales and becoming less and less of a factor in our overall results. The industrial market has been stabilizing, but at very weak levels as the political uncertainty continues to prevent any meaningful investments. The lower inflation, while good for the economy in the longer run, has reduced our pricing opportunities. So we are facing a low growth, low pricing environment, and I don’t expect much change until there is more clarity around the 2018 presidential election. Until then, our team is focusing on cost management, cash generation and growing in the more resilient markets.

Our European segment continues to grow in the mid-single digits due to a combination of strength in consumer markets, coupled with steady recovery in the industrial markets. Metals and manufacturing end markets comprised almost half of the growth as we continue to see higher operating rates across all customers. A quarter of the growth relates to food and beverage as the CO2 acquisition has been fully integrated and is contributing as expected, though we did have a shutdown this quarter that temporarily affected our Q3 results.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Our oil well services business in the North Sea and Scandinavia continues to be a challenge, and Russia has not produced as expected given the macro headwinds there,. But having said that, Continental Europe continues to improve at a steady pace.

Asia at 16% of sales has been the fastest growing region. In fact, one year ago, Asia represented only 14% of sales. Volumes are up 13% with a little less than half coming from project start-ups in Korea and China. The growth is broad based with every end market contributing, although metals, electronics and chemicals continue to lead the way.

From my perspective, there are two key reasons for the strong underlying growth. First, the significant investment in the electronics industry, coupled with the Chinese initiative of One Belt, One Road has stimulated investment and production rates for the broad economy.

Second, and probably more importantly, we have started to see consolidation in certain overcapacity markets in China, which has shifted volume to the most competitive low cost producers that we supply. This reduction in capacity has also decreased some of the excess by-product merchant liquid in the market, reducing some of the structural oversupply and supporting price improvements.

In addition to the base business growth, we are seeing more backlog project opportunities, especially for the electronic and end market across Korea and China. We added three new Asian electronics projects to the backlog this quarter and expect to win more over the next year.

Based on the performance around the world, it is clear that our employees have maintained focus on executing our core strategy. However, we have also made significant progress towards the business combination with Linde. Slide 5 provides a progress update and overview of key milestones for the merger. As stated in prior calls, our priority right now is to obtain all necessary approvals from both shareholders and applicable regulators.

I’m happy to report that we had a successful outcome with Praxair shareholders. 83% of all outstanding shares voted in favor of the merger, well above the required majority of 50%. Of the total votes cast, 99% of shareholders voted in favor of the merger, so that speaks to the overall strong level of support.

Currently, we are in an extension period for the Linde exchange offer process. On Monday of this week, both companies mutually agreed to lower the required threshold from 75% to 60%, which extends the tender window for two additional weeks. This is a fairly normal occurrence as there are inherent challenges for index funds to tender under this process, and a lower threshold allows them a clear path to tender without concerns of tracking error.

As of Tuesday of this week, the percentage of total tendered shares was approximately 65%. We still have confidence in our ability to exceed the initial threshold of 75% over the next few weeks, but we ask those who have not tendered to do so early to help make the process more efficient. In parallel to the shareholder process, we are diligently working with approximately two dozen antitrust regulators around the world.

In summary, we on track to our plan. As expected, we are in different stages with different regulators and there are significant information requests that are being complied with around the world. We have confidence in our team and advisors given their experience and knowledge, but the process as expected will take time. We should have more clarity as we enter the new year and will provide public updates when appropriate.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

The potential divestiture process will move in lockstep with our efforts to get antitrust approval. There isn’t much to update at this time other than we fully intend to have a structured process. It will likely kick off late this year into early next year. There is a wide spectrum of interested buyers and we plan to formally engage with them in the coming months.

So to recap, we are on track on the shareholder approval process, but we ask that any shareholder who has not tendered to consider tendering as soon as possible. Following a successful tender, we anticipate communication to prospective buyers of assets by the end of this year or early 2018 and more clarity around regulatory approval going into the first quarter of next year.

I’d now like to hand it over to Matt to discuss the numbers and guidance.

Matthew J. White

Chief Financial Officer & Senior Vice President, Praxair, Inc.

Thanks, Steve. Slide 7 provides further detail on our third quarter results. Sales of $2.9 billion are 8% higher than prior year and 3% higher than the second quarter. Year-over-year sales increased 6% when excluding positive effects of currency and cost pass-through. Volume growth of 5% was driven by approximately one-third from projects and two-thirds from organic growth, while the 1% price improvement was broad-based with the largest impact from Asia. Project contribution was primarily in North America and Asia, serving the chemical, electronic and energy end markets. We anticipate further project contribution in the fourth quarter as we have additional start-ups scheduled.

Organic volume growth was balanced across all end markets as shown on slide 17 in the appendix. Most markets are growing mid-single digit, with a solid recovery in the more industrial-related sectors of manufacturing and metals. Sequentially, sales grew 3% driven by 2% positive currency and 1% volume. Volume grew from a combination of projects and base business with seasonal improvements in the Americas and higher industrial activity in Asia.

As Steve mentioned, we did have some negative effect to our results from the hurricanes. Third quarter total revenue was reduced by approximately 50 basis points and EPS by $0.02 primarily from the lower customer operating rates in Texas due to Hurricane Harvey. That impact has substantially subsided and we do not anticipate any material impact from Harvey going forward.

However, at the end of the third quarter Hurricane Maria had a significant impact to Puerto Rico and while it wasn’t much of an impact us to in the third quarter, we expect the full impact in the fourth quarter. There was only minor impact to our assets, but the power infrastructure was severely damaged, so we expect it could take some time for recovery.

Puerto Rico only represents about 0.5% of our global sales, but we are losing variable margin in this situation and are required to incur extraordinary expenses to supply the more critical customers. We do have insurance covering our business losses which will be settled on a future date. But until then, we have included another $0.02 negative EPS impact in our fourth quarter guidance.

Operating profit of $642 million was 8% higher than prior year, and 4% higher sequentially. Operating margin at 22% is consistent with prior year, but this variance is negatively affected by about 20 basis points due to higher cost pass-through, mostly from higher natural gas pricing. Excluding the pass-through effect positive margin contributions from volume and price actions were partially offset by lower margins in South America and negative mix effects from lower helium and lost hurricane volumes.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

The operating profit rolls down to an EPS of $1.50, which includes the $0.02 hurt related to the hurricanes but excludes $0.05 or $16 million of expenses primarily related to merger costs. Year-over-year EPS growth is slightly lower than the operating profit growth, due to higher non-controlling interest expense primarily related to the PST joint venture, which we will lap by the end of this year. After-tax return on capital has increased to 12.3%, driven by the business growth on a fairly stable capital base.

We signed four new projects that were added to the backlog this quarter, resulting in an increase from $1.4 billion to $1.5 billion of projects under construction, support by an executed contract with secured revenue. Examples of recently announced projects include providing high purity gases to Huali Microelectronics for their new production base near Shanghai, gaseous nitrogen to GLOBALFOUNDRIES for their fabrication facility in upstate New York, and nitrogen to Samsung’s display manufacturing complex in South Korea. As Steve mentioned, we are confident in our ability to sign additional contracts in the coming months, especially in the U.S. Gulf Coast and Asia.

Cash generation was once again quite strong, in fact, free cash flow was the highest quarter on record. You can see that operating cash flow of almost $800 million is higher than both prior year and the second quarter. Our base CapEx is up a little over $20 million. And almost all of that relates to small, non-backlog growth capital across our regions, primarily small on-site plants and equipment in support of the merchant liquid growth.

Given our strength in cash flow, I’d like to provide some additional information which you can find on slide 8. The graph on the left shows operating cash flow by quarter represented as green bars. The red line denotes free cash flow defined as operating cash flow less total capital expenditures. You can see that 2017 year-to-date operating cash flow performance is approximately $160 million, or 8% better than 2016 year-to-date, due to initiatives around managing all aspects of cash flow.

Furthermore, our capital spending has decreased over this time resulting in 24% more free cash flow. The combinations of these efforts has provided us excess cash to deploy and the pie chart to the right provides a breakdown of the third quarter allocation.

As you know, stock repurchases have been paused during the proposed merger. So, the $474 million of free cash flow this quarter was roughly split between dividends and net debt reduction. We anticipate further reductions in net debt over the next several quarters due to the continued strong cash flow generation.

I’d like to wrap up with guidance which you can find on slide 9. Fourth quarter guidance is estimated to be between $1.45 and $1.50. As mentioned earlier, this range includes a $0.02 headwind from the effects of lost variable margin and excessive dislocation costs in Puerto Rico; as we anticipate it will take considerable time to fully restore power. The midpoint of this range is a few cents lower than the $1.50 we just achieved in the third quarter. We often experience seasonal declines from Q3 to Q4 due to lower CO2 demand in North America and lower general industrial activity in South America from the summer break and Christmas holiday. We expect the South American trend to be worse than historical as customers often take extended outages during weak demand periods, similar to what happened last year. Furthermore, we are not expecting any sequential relief from the hurricane impact as the elimination of the Q3 negative Harvey impact is offset by the Q4 impact to Puerto Rico.

Foreign currency rates have also softened in recent weeks which may have a small negative sequential impact. Overall, we feel good about the demand patterns heading into the fourth quarter but we remain cautious on South America.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

The updated fourth quarter guidance results in a new full-year guidance range of $5.78 to $5.83. The midpoint of this range is approximately $0.12 or 2% higher than our prior range. A combination of higher volume and price trends in Asia, better North American metals production, and improved currency rates from the prior guidance have all led to better results in Q3 and an improved outlook for Q4.

I’ll now turn the call over to Q&A.

QUESTION AND ANSWER

Operator: [Operator Instructions] Our first question comes from Vincent Andrews with Morgan Stanley. Your line is now open.

Vincent Stephen Andrews Analyst, Morgan Stanley & Co. LLC	Q

Thanks and good morning, everyone. Encouraging to hear that the packaged and hard goods business is picking up and that those trends seem to be more complementary in terms of what the go-forward growth outlook is from an implications perspective. What are you seeing sequentially that’s driving that and where do you think we are in this recovery?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, I would say – good morning, Vince – I would say that much of what we see in packaged gases is tied to industrial production and it is also tied to more specifically, metal fabrication. In fact, about half of our sales of our packaged gas business are tied to that specific market. But if I look at the drivers of that business of metal fabrication, for example, capital equipment seems to be stronger and getting stronger. You’ve heard some reports from some of major capital equipment producers that has been more positive than what we’ve heard in the past. Transportation seems to be fairly strong in the United States.

So that seems to be what’s behind it. I anticipate that that trend should continue. I’m not hearing anyone say or think that that might not be the case. Automotive is a piece of that. Obviously we supply products into that supply chain. And that seems to be holding up fairly well though the results seem to be mixed and impacted by hurricanes and so forth. But that’s how I would answer that question. It looks like it’s got some legs heading into 2018.

Vincent Stephen Andrews Analyst, Morgan Stanley & Co. LLC	Q

Then maybe just a follow-up on South America. Obviously ongoing issues there, but do you think we’re near the bottom at least the terms of your results vis-à-vis, maybe some of the self-help measures you’re putting in there? So as we look into 2018, we should at least see a flattening out. Or how should we be thinking about that?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

It’s a good question. I think Q4, as Matt described, from the standpoint of you got the normal seasonal effects, it’s their summertime. It’s the holidays and you have weak economic activity. So I’m not really expecting much positive to come out of Q4.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

A lot of what’s taking place there seems to be influenced by the political environment. I guess the bit of good news that we’ve heard recently – it’s hard to believe we would ever characterize this as good news – is that Temer is not going be charged with corruption, so that’s a positive.

The Selic lending rate was lowered another 75 basis points so that’s positive in terms of stimulating some activity. From our standpoint, we’ve worked hard on the cost side. We’ve worked hard on building out the resilient end markets. The team works extremely hard on cash flow because that’s obviously very important, particularly in a difficult environment and they’re doing a great job with that.

We have some other things we’re looking at that we think are going to provide positive effects. I would say it’s stable. I’m not expecting anything really positive to come out of Q4 for the reasons I just mentioned. I don’t think it’s going to get any worse in 2018. I would say – of course, we have elections that are a year away which will be very interesting to see how all that plays out, but again, I would say we’re probably bouncing along the bottom here. We are very well positioned to capitalize on any improvement. It will come at some point. It’s hard for me to predict when.

Vincent Stephen Andrews Analyst, Morgan Stanley & Co. LLC	Q

Okay. Great. Thank you very much.

Operator: Our next question comes from Laurence Alexander with Jefferies. Your line’s now open.

Laurence Alexander Analyst, Jefferies LLC	Q

Good morning. A couple of quick questions. First, given what you’re seeing in terms of bidding activity picking up, do you think CapEx should be higher or just flat in 2018? Secondly, with the fairly wide discount that Linde’s at currently, once the vote – if the tender completes favorably, how is the price set for if there’s going to be an effort to buy out the stub shares, and when would be the first time that you could approach that?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, let me just take the first question. Based on the positive activity that we’re seeing, we’ve talked a lot about the U.S. Gulf Coast in prior quarters and we’re having a lot of success there and we think we’ll have a lot of success going forward. And you can add to that a lot of activity on the electronics side driven more by data, the use of data, more memory storage, the cloud, internet of things, however you want to characterize it. There’s a lot of demand driving a lot of chip production.

And then also on the display side, we’re seeing lot of activity around OLED, AMOLED production and we’re well positioned to take advantage of that. But having said all that, my anticipation going forward, Laurence, is that the CapEx spend rate is going be about where it is this year. I’m looking at something around $1.4 billion, perhaps $1.5 billion. That will depend on when we’re able to win projects and start spending against those projects. But I think that’s a very healthy pace and that will continue. What we’ve been saying is that we expect about 3% per year earnings per share contribution out of our large projects as they start up going forward.

So that’s how I would answer your first question. On your second question, clearly, the difference in our market capital has been closing as there’s been more and more confidence in shareholder approval. Perhaps more confidence in the regulatory approval process and then the divestiture process and just the overall likelihood that

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

the deal will consummate. So that’s what we expected to see, that the market capitalization would close based on the ratios that are used between Linde shares and Praxair shares.

As far as the stub, I’m going ask Matt just to comment on that.

Matthew J. White Chief Financial Officer & Senior Vice President, Praxair, Inc.	A

Yes, Lawrence, this is Matt. I think it’s just a bit too early to talk about that at this stage. I mean, as Steve mentioned in the prepared remarks, our focus right now is over the next few weeks to achieve our threshold. We feel quite confident about that. And that’s the focus. When that ends, any relevant communication on the next phases will be given at that time.

Laurence Alexander Analyst, Jefferies LLC	Q

Perfect. Thanks.

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Thank you.

Operator: Our next question comes from Mike Sison with KeyBanc. Your line’s now open.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Hey, guys. Nice quarter.

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Thank you.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

A question on Asia pricing. It was positive again. When you think about where your products are priced there relative to other regions, is there a long potential tail for pricing in the region for the next couple years?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

That’s a very important question. There’s no secret that the lowest pricing we’ve had in the merchant liquids space has been in China for some years. That comment probably applies to a lot of other industries as well. So yes, there is opportunity, clearly, to improve the pricing environment in China. You know, the interesting thing is there has been inflation over recent years and we as an industry have not been able to keep up with that inflation. It is very low pricing, as I said to begin with.

What’s really changed, and I alluded to that in my comments is that we’ve seen some of our, say, metals capacity come offline, 150 million tons, for example, of the steel industry. That removes the by-product liquids that were also produced. So that has been favorable, particularly on the argon side of the equation. I would say that the

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

industrial gas industry has not added capacity at the pace it had in prior years. So I think that was helpful in allowing demand to grow into the current supply capacity.

And then what we’ve been working on really for several years now and I think it’s really starting to come to fruition is shifting more and more of our sales to direct end users. And much of that sale is wrapped around an application so it’s stickier, typically higher priced. Today we’re probably close to 85% of our sales are direct to the end user versus distributor.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Great. And then quick follow-up, you’ve had more time to think about the Linde opportunities and potential, anything new in terms of longer term potential for the combination, anything new and exciting?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, it’s been exciting from the beginning. So I would say that it’s kind of hard to top what we’ve seen as the potential from the beginning. So the interesting thing about where we are in this process is that we have obviously worked toward shareholder approval. We worked collaboratively towards regulatory approvals and we’ll work collaboratively as we start looking at divestitures and who they may go to. And we can work on integration planning and we have been doing that. But beyond that, there’s not a lot more we can do at this stage. Obviously as we get more into the new year, have a chance to really start looking at the synergies at a more detailed level, I expect we’ll find more.

And if you go back and just take a look at what we said when we introduced this deal, we said there’s a billion dollars of cost synergies. We felt comfortable with that. There’s a couple hundred million dollars of CapEx and we said – and plus growth synergies. And we know the growth synergies are there. But again, at this stage we haven’t spent a lot of time evaluating that yet. But I think we’ll find more as we get closer to the expected close in the second half of next year. What we always have to remind ourselves here and remind our friends at Linde is that we’re still competitors and we have to be viewed as such in the marketplace.

Michael J. Sison Analyst, KeyBanc Capital Markets, Inc.	Q

Great. Thank you.

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Thank you.

Operator: Our next question comes from Jeff Zekauskas with JPMorgan. Your line’s now open.

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	Q

Hi. Thanks very much. Can you at least in very rough terms frame the index fund voting issue having to do with the transaction, that is, in rough terms what do you see as index ownership of Linde and what percentage do you think has voted or what’s the percentage that you think that you’re going capture through this extension?

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, the index fund ownership we estimate at around 14% to 15%. And when we lowered the threshold, one of our objectives was to remove a condition that would have prevented them from recommending to their – for the indexes recommending to their shareholders to vote in favor of the transaction. So again, it’s about 14% to 15%. DAX came out couple weeks ago I believe and said that they were going to change their tracking stock to the new Linde PLC and they announced a date, I think it was October 25. Recently MSCI and FTSE have come out and have said that essentially if at the end of this tender period, which is November 7, provided the 60% threshold is met, and as of Tuesday we were at 65%, so that seems to be a good assumption, that they would be changing their tracking stock to the new class of shares. And at that point, the holders of those index funds would naturally tender their shares.

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	Q

Okay. And can you talk about what’s going right and what’s going wrong in your South American operations in that year-over-year your revenues grew but your operating profits fell from $68 million to $63 million.

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

So I think what’s going right you can see is the growth has been held in there pretty well. Now, keep in mind a lot of that growth is coming from food and beverage and the healthcare industry. The healthcare growth, it’s good growth but it doesn’t carry the margins that our core manufacturing business would carry.

And if you go back and look a couple years ago, you’ll see that industrial production was much higher a couple years ago than it is today. I think we’re still off probably a good 30%. That’s high margin business for us. That manufacturing business is very high margin for us. It’s our packaged gas business. It’s our merchant liquid business. And so you can call that a mix effect but it’s very real. And so until that starts to recover, we’re going have some pressure on the margin side.

Now also add to that something that Matt reminds me from time to time and that is that the good news is we have our metals customers, our steel customers, are paying their take-or-pays. That’s the good news. But the problem is many of them are still producing underneath their take-or-pays or below their take-or-pay. So as their volumes improve, which they are improving more export driven, we’re going to actually incur more cost until they cross that take-or-pay threshold so that is also an element of why the margins aren’t as strong as they have been historically.

Jeffrey J. Zekauskas Analyst, JPMorgan Securities LLC	Q

Okay. Good. Thank you so much.

Operator: Our next question comes from P.J. Juvekar with Citi. Your line’s now open.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Yes. Hi. Good morning.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Good morning.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

I had a question on healthcare. You have healthcare business in Europe. Linde has a much bigger healthcare business in U.S. through Lincare. So when you combine, you’re going to have a bigger position there in that end market. What are the trends in healthcare you’re seeing and can you just talk us to about that?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, I think the trends, generally speaking, if you look at, if you just start with Europe. We would be in – we have healthcare business in Spain. We have healthcare business in Italy, primarily. Outside of Europe, Canada, we have a healthcare business, Mexico, et cetera. Our healthcare business, if I just segment that one more level, if you look at hospital, it’s been quite strong all over the world. Always a good business for us.

If you look at the home care business, it kind of has depended. In Europe, the business still looks healthy to us. As far as the trends in the U.S., our hospital business kind of continues to click along at a, I’d say, low-single digit rate but it’s very stable. Our business in Canada, both institutional and home care, does quite well. And Mexico, our home care business is doing fine.

As far as their Lincare business, you’ve got to keep in mind, I’m not privy to all that information nor should I be until we close between the two companies. But because we were in the business and exited sometime around 2010, we are familiar with the business. We have watched the results of some of the auctions whereby the price of oxygen is a good 70% lower than it was, say, back in really the 2010 timeframe. So what we have observed Lincare do in this environment is to build density. I think that’s a smart thing to do. Density is the secret to a lot of our business around the world. So they’ve been building density. They’ve been doing some acquisitions. And that’s what I’ve observed from afar.

But as far as specifically what’s going on, I’m not privy to that information today. But it certainly appears like they’re doing all the right things. And I think arguably, and you’ve heard me say this before, this price reductions that have gone into effect, most people think or observers in the industry think that we have to be near the end of this process. The small ma and pa type of home care suppliers can’t stay in business. They can’t earn positive cash flow. So I don’t think our government really needs to keep pressing on that and I think we’re probably near the end of all that price pressure, which says it could be a good time to be in the U.S. home care business.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Very interesting. And then I have a question on India. You traditionally had a very strong position there. But now your competitor is also building six new ASUs through a joint venture there. So was just wondering what is the competitive landscape in India and you’ve seen more competition come up there?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Well, I think one thing, obviously, as we look at India, the growth prospects look pretty good. Our volumes have been pretty good there. I think there’s probably more opportunities to come in the near future. The structure in India is different than China in that there’s not as many competitors in India, nor have there been, as there are in China because you have all the local producers and so forth, but certainly there’s plenty of competition there.

But I think our competitors are seeing what we see is that India’s a land of opportunity going forward. Everybody wants to start to build their positions. What I know for sure is that we have an excellent position today as a stand- alone company in India, and so we feel very good about our ability to capitalize on whatever opportunities come down the road.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

So you don’t see sort of the overcapacity you saw in China, that scenario repeat in India?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Could you repeat that? I didn’t quite hear you.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Yes. So you don’t see the overcapacity that we saw in China, that kind of scenario, repeat in India?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

I don’t see that.

P.J. Juvekar Analyst, Citigroup Global Markets, Inc.	Q

Okay. Thank you.

Operator: Our next question comes from Patrick Lambert with Raymond James. Your line’s now open.

Patrick Lambert Analyst, Raymond James Financial International Ltd.	Q

Hi. Good afternoon. Congrats for Q3 numbers. Three questions for me. The first one is could you give a bit more granularity on the year of 13% growth in Asia around your three major countries there, if there are big differences between the two. I would expect electronics China to be driving pretty well. That’s the first question.

The second, regarding the backlog, the $1.5 billion, could you help us out in terms of you gave the EPS impact, the contribution of these project. Could you give us the top line or the capital intensity of those projects, especially the new one, the 2018, 2019 type of capital intensity we should use to forecast?

And finally a question about Linde. What happened if you don’t get that threshold of 75%? How can you incentivize a bit more the Linde shareholders to tender? Or what can you do to salvage the deal if you don’t get the threshold?

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, I’ll just take the last one first. I mean, given where we are as of Tuesday with 65% tendered, and that’s without the contributions largely of the index funds, and we said that’s 14% to 15%, and provided we get – today we’re at 65%. The threshold that we had to cross was 60% for this current period. At the end of this period, provided we’re still above 60%, which I assume we will be well above that, then there will be another two-week period that will be granted. So the long and short of that is, we feel pretty confident today about the 75%, though everybody needs to come in and vote to make that a reality.

I’ll go back to your first question on Asia. And I’m not looking at the breakdown in numbers by country, but I can say that electronics activity in Korea with Samsung is quite strong. Project activity is quite strong. So that would be a big driver of that 13%. But also, in China, we are very well positioned with Tier 1 metals customers, very well positioned with some of the chemical customers that are growing there. Metal fabrication seems to be stronger. Electronics is growing across the board in China. So a lot of growth is coming there. Growth in India has been pretty consistent, a little weaker in Thailand, but that’s how I would basically talk about where the growth is coming. I think the two strongest countries, clearly, were China and South Korea for us.

Then on the backlog side, the $1.5 billion, I’ve said 3% EPS contribution going forward. The revenue line might be a little lighter than that, call it two-ish, and the reason is that just the basic structure of many of our contracts are going be more facility fee based, which means less contribution on the revenue but strong contribution from cash flow that hits the earnings per share.

Patrick Lambert Analyst, Raymond James Financial International Ltd.	Q

Thank you.

Operator: Our next question comes from John Roberts of UBS. Your line’s now open.

John Roberts Analyst, UBS Securities LLC	Q

Thanks. In the Praxair proxy, you showed Linde’s packaged gas businesses is 40% of their sales. That was much higher than I was expecting. It’s higher than Praxair and it’s higher than their on-site and merchant bulk business. Do they do anything differently overseas in their packaged gas operations than you do in the U.S.? I’m thinking pull through more hard goods or have more branded products like Airgas? Are they similar to you in that packaged gas business they have?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, it’s not hard goods related. It would certainly be more pure gas than what we would have in the U.S. where hard goods has traditionally been more of the gas package. But if you go back and look at Linde historically they’ve always been very strong in the cylinder gas business. I would say they’ve been a technology leader in the cylinder gas business. And if you look at their positions around the world, I mean I can just take, for example, Eastern Europe. They’re very strong in the packaged gas business in places like Eastern Europe, but really all over. Everywhere they participate, they’ve typically been strong. So again, here’s an area where after we close, it will be really interesting to look at their strengths vis-a-vis ours and I think there’s going be plenty of opportunity there.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

John Roberts Analyst, UBS Securities LLC	Q

And then maybe an on-site question. I believe you depreciate the capital over the initial life of an on-site contract. Would the step-up depreciation that’s going to come as part of the merger here, will any of that be assignable to contract renewals and allow you to expense that a little quicker?

Matthew J. White Chief Financial Officer & Senior Vice President, Praxair, Inc.	A

Hey, John. This is Matt. I can handle that question. As you can imagine, we’re using U.S. GAAP acquisition accounting rules. That’s what we’re required to use because there is no other solution under U.S. GAAP for this. And under that, we have to allocate all of the step-up across various aspects including tangible assets, non- tangible assets, as well as goodwill in the non-tangible. So there’s going be a variety of different lives. The shortest would be something like COGS, cost of goods sold, as you can imagine as that works through inventory.

And then, clearly, the longest would be goodwill with indefinite and other types of intangibles like brand equity and things like that which could be substantially long lives. So a lot of this information, actually, you can find in our S-4 filing. It does give some of the step-up assumptions at that time. Realize that number is very preliminary. The real number will not be known until the actual close. But if you go to the S-4, you can probably get a lot more details on what you’re looking at.

John Roberts Analyst, UBS Securities LLC	Q

Thank you.

Operator: Our next question comes from Kevin McCarthy with Vertical Research. Your line’s now open.

Matthew DeYoe Analyst, Vertical Research Partners LLC	Q

Hi. This is Matt DeYeo on for Kevin. Just to piggyback a bit on a prior question about margins in South America. Sounds like topline’s stabilizing a bit. The mix, I guess, is working against you. So what is the traditional margin differential between the shrinking manufacturing businesses and the growing healthcare businesses? Trying to get a sense for how much downside you might have from here despite what sounds like stabilization.

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, I don’t think you need to calculate downside from here because I think industrial production is actually improving a bit. It’s just improving off a very low bottom. But clearly, the margins are much higher. Because you’re talking about argon. You’re talking about some packaged gases where we have very strong market positions, very strong merchant liquid sales, et cetera. But if you went back many years and you looked at where South America operating margins were, we were in the low 20%s at one time. So I think you can think about it in terms of with a strong industrial production economy, we should be able to get back to the 20% kind of range. But we’re not close to that type of economy today.

Matthew DeYoe Analyst, Vertical Research Partners LLC	Q

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Okay. And then you’d also mentioned that lower inflation in Brazil was making it a little bit harder to get price. It seems like price has trended back to flat kind of on a year-over-year basis from what seemed like mid-single digit growth last year. Is it possible prices go negative or do you think, again, we’re pretty much bottoming here?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

I think we’re pretty much bottoming here. I mean, I don’t expect any kind of real turnaround in terms of our ability to pass price through, at least any time soon. I think, to your point, we’re probably bottoming.

Matthew DeYoe Analyst, Vertical Research Partners LLC	Q

All right. Thank you.

Matthew J. White Chief Financial Officer & Senior Vice President, Praxair, Inc.	A

Yes, and, Matt, just to add one thing. Remember that price line also includes mix, too.

Matthew DeYoe Analyst, Vertical Research Partners LLC	Q

Oh, okay.

Matthew J. White Chief Financial Officer & Senior Vice President, Praxair, Inc.	A

So it’ll have product mix and that could also have a negative effect on that line.

Matthew DeYoe Analyst, Vertical Research Partners LLC	Q

Okay. Thank you.

Operator: Our next question comes from Jim Sheehan with SunTrust. Your line is now open.

James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.	Q

Thank you. Could you give us a sense for merchant operating rates by region and if you’ve seen any changes since last quarter?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

I think we can do that. I would say if you start with Asia, mid-80s, China looks to be low 90s. So that is somewhat of an improvement from the prior quarter obviously. If I look at the U.S. is still very tight on argon supply. That has been where we’ve been in the past. LOX/LIN, I would say around 80ish kind of number, so that really hasn’t changed that much. Europe’s still in the 70s and Brazil, as you can imagine, would be in the low to mid 70s.

James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.	Q

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Thank you. And with respect to your announcement on the BASF project there, do you have any bigger emphasis on syngas these days than in the past? And how do you view that market as being a strategic fit for you?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

Well, certainly if I look at the backlog today, we have two projects today where we are providing syngas, hydrogen and carbon monoxide. We’ve talked about this in the past. But typically in the U.S. Gulf Coast, a lot of the demand was driven by hydrogen for refining. Now, the demand is more driven by the buildout of chemical industry, that’s ammonia, that’s isocyanates, ethylene oxide, acetyls, and so forth and they require more carbon monoxide versus hydrogen in most cases. So we have had more of an emphasis on technology and project execution around those types of plants. That is a shift but it’s a shift that we welcome. And we’re having a lot of success and we expect to have a lot of success going forward.

I have time for one more question.

James Sheehan Analyst, SunTrust Robinson Humphrey, Inc.	Q

Thank you.

Operator: Our last question comes from Don Carson with Susquehanna Financial. Your line’s now open.

Donald David Carson Analyst, Susquehanna Financial Group LLLP	Q

Yes. Thank you. Two questions actually. First, Matt, last quarter you were quite cautious on the outlook for metals and autos in the U.S. Is your more positive outlook there the key to your guidance improvement? And then secondly on Linde, Steve, as you talk to the regulators, are you still pretty confident that you won’t go through that €3.7 billion threshold for divestitures?

Stephen F. Angel Chairman, President & Chief Executive Officer, Praxair, Inc.	A

I’ll take the last one first, then I’ll turn it over to Matt since you posed that question directly to him. So we are in active discussions with some two dozen regulators. I would say everything is pretty much on track to where we thought we would be. I haven’t heard anything that would give me any pause for concern. They certainly are engaged and we welcome that engagement. To answer your specific question, I don’t think we’re going to approach that threshold that was stipulated in the BCA.

Just to add a little color to that. That is a threshold that says that either party could opt out of the deal if that sales and EBITDA threshold were crossed. But as I sit here today, I don’t think we’re going to threaten that threshold.

Matthew J. White Chief Financial Officer & Senior Vice President, Praxair, Inc.	A

And, Don, this is Matt, so to your point, last quarter when we laid out the guidance as you may recall there were kind of three areas that we were a bit cautious on as we described. And it was North American metals, it was the high trend of Asian volumes and then it was the foreign currency rates. And we had said across all three we had some assumptions that they got a little worse into the quarter. But had they stayed at the current rates, that would

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

provide upside, as you may recall. And when you look at the guidance range we gave the midpoint was about $1.43 and we did about $0.07 better.

When you look at those numbers, a half to two-thirds of it is related to better performance in North America net of the hurricanes, as well as Asia. So those levels maintained and in some cases improved off of where we were running at the Q2 timeframe. And FX rates, as you know, did improve off the July forward rates. Now, our current outlook has the October, sort of first of the month October forward rates. They have weakened a bit here over the last month so we’ll see what that means at the end of the quarter. But those were the main drivers, to your point, that those turned out better than we anticipated and were a big driver of our upside for the third quarter.

Donald David Carson Analyst, Susquehanna Financial Group LLLP	Q

Thank you.

Juan Pelaez Director, Investor Relations, Praxair, Inc.	Q

Thank you again for participating in our third quarter earnings call. If you have any further questions, please feel free to reach out to me directly.

Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program. You may now disconnect. Everyone have a great day.

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the

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Praxair, Inc. (PX)

Q3 2017 Earnings Call

results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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